<?xml version="1.0" encoding="UTF-8"?>
<edgarSubmission xmlns="http://www.sec.gov/edgar/rega/oneafiler" xmlns:com="http://www.sec.gov/edgar/common">
  <headerData>
    <submissionType>1-A/A</submissionType>
    <filerInfo>
      <liveTestFlag>LIVE</liveTestFlag>
      <filer>
        <issuerCredentials>
          <cik>0001587999</cik>
          <ccc>XXXXXXXX</ccc>
        </issuerCredentials>
        <offeringFileNumber>024-10456</offeringFileNumber>
      </filer>
      <flags>
        <returnCopyFlag>false</returnCopyFlag>
        <overrideInternetFlag>false</overrideInternetFlag>
        <sinceLastFiling>true</sinceLastFiling>
      </flags>
    </filerInfo>
  </headerData>
  <formData>
    <employeesInfo>
      <issuerName>Southern Tier Region Rural Broadband Company, Inc.</issuerName>
      <jurisdictionOrganization>NY</jurisdictionOrganization>
      <yearIncorporation>2013</yearIncorporation>
      <cik>0001587999</cik>
      <sicCode>7380</sicCode>
      <irsNum>46-3729145</irsNum>
      <fullTimeEmployees>1</fullTimeEmployees>
      <partTimeEmployees>9</partTimeEmployees>
    </employeesInfo>
    <issuerInfo>
      <street1>1050 CONNECTICUT AVE., NW</street1>
      <street2>10TH FLOOR</street2>
      <city>WASHINGTON</city>
      <stateOrCountry>DC</stateOrCountry>
      <zipCode>20036</zipCode>
      <phoneNumber>202-321-7969</phoneNumber>
      <connectionName>Tony Ramos</connectionName>
      <industryGroup>Other</industryGroup>
      <cashEquivalents>0.00</cashEquivalents>
      <investmentSecurities>0.00</investmentSecurities>
      <accountsReceivable>0.00</accountsReceivable>
      <propertyPlantEquipment>0.00</propertyPlantEquipment>
      <totalAssets>0.00</totalAssets>
      <accountsPayable>0.00</accountsPayable>
      <longTermDebt>0.00</longTermDebt>
      <totalLiabilities>0.00</totalLiabilities>
      <totalStockholderEquity>0.00</totalStockholderEquity>
      <totalLiabilitiesAndEquity>0.00</totalLiabilitiesAndEquity>
      <totalRevenues>0.00</totalRevenues>
      <costAndExpensesApplToRevenues>0.00</costAndExpensesApplToRevenues>
      <depreciationAndAmortization>0.00</depreciationAndAmortization>
      <netIncome>0.00</netIncome>
      <earningsPerShareBasic>0.00</earningsPerShareBasic>
      <earningsPerShareDiluted>0.00</earningsPerShareDiluted>
      <nameAuditor>0</nameAuditor>
    </issuerInfo>
    <commonEquity>
      <commonEquityClassName>common voting</commonEquityClassName>
      <outstandingCommonEquity>200000</outstandingCommonEquity>
      <commonCusipEquity>0</commonCusipEquity>
      <publiclyTradedCommonEquity>0</publiclyTradedCommonEquity>
    </commonEquity>
    <preferredEquity>
      <preferredEquityClassName>0</preferredEquityClassName>
      <outstandingPreferredEquity>0</outstandingPreferredEquity>
      <preferredCusipEquity>0</preferredCusipEquity>
      <publiclyTradedPreferredEquity>0</publiclyTradedPreferredEquity>
    </preferredEquity>
    <debtSecurities>
      <debtSecuritiesClassName>0</debtSecuritiesClassName>
      <outstandingDebtSecurities>0</outstandingDebtSecurities>
      <cusipDebtSecurities>0</cusipDebtSecurities>
      <publiclyTradedDebtSecurities>0</publiclyTradedDebtSecurities>
    </debtSecurities>
    <issuerEligibility>
      <certifyIfTrue>true</certifyIfTrue>
    </issuerEligibility>
    <applicationRule262>
      <certifyIfNotDisqualified>true</certifyIfNotDisqualified>
      <certifyIfBadActor>false</certifyIfBadActor>
    </applicationRule262>
    <summaryInfo>
      <indicateTier1Tier2Offering>Tier1</indicateTier1Tier2Offering>
      <financialStatementAuditStatus>Unaudited</financialStatementAuditStatus>
      <securitiesOfferedTypes>Equity (common or preferred stock)</securitiesOfferedTypes>
      <offerDelayedContinuousFlag>N</offerDelayedContinuousFlag>
      <offeringYearFlag>N</offeringYearFlag>
      <offeringAfterQualifFlag>N</offeringAfterQualifFlag>
      <offeringBestEffortsFlag>N</offeringBestEffortsFlag>
      <solicitationProposedOfferingFlag>N</solicitationProposedOfferingFlag>
      <resaleSecuritiesAffiliatesFlag>N</resaleSecuritiesAffiliatesFlag>
      <securitiesOffered>200000</securitiesOffered>
      <outstandingSecurities>200000</outstandingSecurities>
      <pricePerSecurity>100.00</pricePerSecurity>
      <issuerAggregateOffering>20000000.00</issuerAggregateOffering>
      <securityHolderAggegate>0.00</securityHolderAggegate>
      <qualificationOfferingAggregate>0.00</qualificationOfferingAggregate>
      <concurrentOfferingAggregate>0.00</concurrentOfferingAggregate>
      <totalAggregateOffering>20000000.00</totalAggregateOffering>
      <underwritersFees>0.00</underwritersFees>
      <salesCommissionsServiceProviderFees>0.00</salesCommissionsServiceProviderFees>
      <finderFeesFee>0.00</finderFeesFee>
      <auditorFees>0.00</auditorFees>
      <legalFees>0.00</legalFees>
      <promotersFees>0.00</promotersFees>
      <blueSkyFees>0.00</blueSkyFees>
      <brokerDealerCrdNumber>0</brokerDealerCrdNumber>
      <estimatedNetAmount>0.00</estimatedNetAmount>
    </summaryInfo>
    <juridictionSecuritiesOffered>
      <jurisdictionsOfSecOfferedNone>false</jurisdictionsOfSecOfferedNone>
      <jurisdictionsOfSecOfferedSame>true</jurisdictionsOfSecOfferedSame>
      <issueJuridicationSecuritiesOffering>DC</issueJuridicationSecuritiesOffering>
      <dealersJuridicationSecuritiesOffering>DC</dealersJuridicationSecuritiesOffering>
    </juridictionSecuritiesOffered>
    <unregisteredSecurities>
      <ifUnregsiteredNone>false</ifUnregsiteredNone>
    </unregisteredSecurities>
    <securitiesIssued>
      <securitiesIssuerName>Southern Tier Region Rural Broadband Company, Inc.</securitiesIssuerName>
      <securitiesIssuerTitle>common/voting</securitiesIssuerTitle>
      <securitiesIssuedTotalAmount>352943</securitiesIssuedTotalAmount>
      <securitiesPrincipalHolderAmount>0</securitiesPrincipalHolderAmount>
      <securitiesIssuedAggregateAmount>3000000, based upon original project size issue to first shareholders/founders at par value</securitiesIssuedAggregateAmount>
    </securitiesIssued>
    <unregisteredSecuritiesAct>
      <securitiesActExcemption>Regulation A, as amended</securitiesActExcemption>
    </unregisteredSecuritiesAct>
  </formData>
</edgarSubmission>